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
                                                                    Exhibit 12.1


                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)

                              First Quarter
                                  Ended           Year Ended December 31
                                 March 31    --------------------------------
                                1999   1998   1998   1997    1996   1995   1994
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $26     $26   $105    $82     $78    $76    $83
Capitalized interest              9       9     46     31      11     13     58
Other interest and fixed
  charges                        85      75    328    312     382    452    456
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent          4       4     15     20      36     46     49
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $124    $114   $494   $445    $507   $587   $646
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $436    $579  $1662  $1745   $1837   $877  $1300
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            3.52    5.08   3.36   3.92    3.62   1.49   2.01
                                ====   ====   ====   ====    ====   ====   ====

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